Cronos Capital Corp.
One Front Street
Suite 925
San Francisco, California 94111
(415) 677-8990
December 6, 2010
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Cash Dale Welcome Tricia Armelin Division of Corporation Finance

Re:	Cronos Global Income Fund XV, L.P
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-23886

Cronos Global Income Fund XVI, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-27496

Ladies and Gentlemen:
               Cronos Capital Corp. (“CCC”), the general partner of Cronos Global Income Fund XV, L.P., a California limited partnership (“Fund XV”) and Cronos Global Income Fund XVI, L.P., a California limited partnership (“Fund XVI”) (collectively, the “Funds”) responds to the Staff’s letter of November 24, 2010 related to the above-referenced filings.
               For the Staff’s convenience, we repeat each of the Staff’s comments in italicized, bold type, and follow each comment with CCC’s response, for and on behalf of the Funds.

Securities and Exchange Commission
December 6, 2010

Cronos Global Income Fund XV, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forward-Looking Statements, page 16
1.	We note the phrase “within the meaning of the securities laws” in the first sentence. We note also the same phrase is used in the first sentence of the second paragraph on page 1 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. Since Cronos Global Income Fund XV, L.P. is ineligible to rely on the safe harbor provision for forward-looking statements under Section 21E(b)(2)(E) of the Exchange Act, please delete the phrase in future filings. Alternatively, make clear in future filings that Cronos Global Income Fund XV, L.P. is ineligible to rely on the safe harbor provision for forward-looking statements under the Exchange Act.
CCC’s Response to Staff Comment No. 1:
               CCC, for and on behalf of the Funds, elects the Staff’s alternative suggestion, and will add the following sentence to references to forward-looking statements in all future Fund filings:
“Because the Partnership is a limited partnership, the Partnership is not entitled to rely upon the safe harbor provision for forward-looking statements relating to the operations of the Partnership under Section 21E of the Securities Exchange Act of 1934, as amended.”
Exhibits 31.1 and 31.2
2.	We note these changes to the Section 302 certifications:
•	Paragraphs 2, 3, and 4(c) here replace the word “report” with “annual report” and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 with “quarterly report.”

•	Paragraphs 4 and 5 here and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 replace the words “The registrant’s other certifying officer” with “The other certifying officer of Cronos Capital Corp. (“CCC”), the General Partner of the Registrant” and “CCC’s other certifying officer.”

Securities and Exchange Commission
December 6, 2010

As requested previously in our July 11, 2008 comment letter, provide in future filings the Section 302 certifications using the exact language contained in Item 601(b)(31)(i) of Regulation S-K.
CCC’s Response to Staff Comment No. 2:
               The Funds will make the requested changes to paragraphs 2, 3, 4(c), 4, and 5 requested by the Staff in all future annual and quarterly reports filed by the Funds with the Commission, and will provide in all future filings the Section 302 certifications using the exact language contained in Item 601(b)(31)(i) of Regulation S-K: to wit, while the first paragraph of the certifications shall refer to the nature of the report (annual or quarterly), the balance of the text of the certifications shall just refer to “report” without the adjective “annual” or “quarterly” before “report”; and in paragraphs 4 and 5 of the certifications, the text shall read — “the registrant’s other certifying officer(s)” in lieu of “the other certifying officer of Cronos Capital Corp. (‘CCC’)” (¶ 4) and “CCC’s other certifying officer” (¶ 5).
Cronos Global Income Fund XVI, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forward-Looking Statements, page 17
3.	We note the phrase “within the meaning of the securities laws” in the first sentence. We note also the same phrase is used in the first sentence of the second paragraph on page 1 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. Since Cronos Global Income Fund XVI, L.P. is ineligible to rely on the safe harbor provision for forward-looking statements under Section 21E(b)(2)(E) of the Exchange Act, please delete the phrase in future filings. Alternatively, make clear in future filings that Cronos Global Income Fund XVI, L.P. is ineligible to rely on the safe harbor provision for forward-looking statements under the Exchange Act.
CCC’S Response to Staff Comment No. 3:
               CCC, for and on behalf of the Funds, elects the Staff’s alternative suggestion, and will add the following sentence to references to forward-looking statements in all future Fund filings:
“Because the Partnership is a limited partnership, the Partnership is not entitled to rely upon the safe harbor provision for forward-looking statements relating to the operations of the Partnership under Section 21E of the Securities Exchange Act of 1934, as amended.”

Securities and Exchange Commission
December 6, 2010

Exhibits 31.1 and 31.2
4.	We note these changes to the Section 302 certifications:
•	Paragraphs 2, 3, and 4(c) here replace the word “report” with “annual report” and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 with “quarterly report.”

•	Paragraphs 4 and 5 here and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 replace the words “The registrant’s other certifying officer” with “The other certifying officer of Cronos Capital Corp. (“CCC”), the General Partner of the Registrant” and “CCC’s other certifying officer.”
As requested previously in our July 11, 2008 comment letter, provide in future billings the Section 302 certifications using the exact language contained in Item 601(b)(31)(i) of Regulation S-K.
CCC’s Response to Staff Comment No. 4:
               The Funds will make the requested changes to paragraphs 2, 3, 4(c), 4, and 5 requested by the Staff in all future annual and quarterly reports filed by the Funds with the Commission, and will provide in all future filings the Section 302 certifications using the exact language contained in Item 601(b)(31)(i) of Regulation S-K: to wit, while the first paragraph of the certifications shall refer to the nature of the report (annual or quarterly), the balance of the text of the certifications shall just refer to “report” without the adjective “annual” or “quarterly” before “report”; and in paragraphs 4 and 5 of the certifications, the text shall read — “the registrant’s other certifying officer(s)” in lieu of “the other certifying officer of Cronos Capital Corp. (‘CCC’)” (¶ 4) and “CCC’s other certifying officer” (¶ 5).

               As requested by the Staff, in connection with CCC’s responses for and on behalf of the Funds, CCC acknowledges that —
•	Each Fund is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
December 6, 2010

•	Neither Fund (nor CCC on behalf of a Fund) may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Please direct your questions or comments to me by facsimile to +44 1628 405 653 or by email to frank.vaughan@cronos.com.
               Thank you for your assistance.

CRONOS CAPITAL CORP.
By:	/s/ Frank P. Vaughan
Frank P. Vaughan
Chief Financial Officer